UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13DA

Under the Securities Exchange Act of 1934
(Amendment No. 3)

THE DIGITAL DEVELOPMENT GROUP CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25400A 100

(CUSIP Number)

Stuart Subotnick

c/o Metromedia Company

810 Seventh Avenue, 29th Floor

New York, New York 10019

With a copy to:

David A. Persing, Esq.

c/o Metromedia Company

810 7th Avenue, 29th Floor

New York, New York  10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400A 100

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Stuart Subotnick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF [Personal Funds]

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
26,950,046 (Includes (i) 12,639,846 shares issuable upon conversion of two convertible promissory notes which promissory notes are currently exercisable and (ii) 3,000,000, 800,000, 102,000, 93,000, 90,000, 90,000 and 75,000 shares issuable upon exercise of warrants which warrants are currently exercisable.)

	8.	Shared Voting Power

9.

Sole Dispositive Power
26,950,046 (Includes (i) 12,639,846 shares issuable upon conversion of two convertible promissory notes which promissory notes are currently exercisable and (ii) 3,000,000, 800,000, 102,000, 93,000, 90,000, 90,000 and 75,000 shares issuable upon exercise of warrants which warrants are currently exercisable.)

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
26,950,046 (Includes (i) 12,639,846 shares issuable upon conversion of two convertible promissory notes which promissory notes are currently exercisable and (ii) 3,000,000, 800,000, 102,000, 93,000, 90,000, 90,000 and 75,000 shares issuable upon exercise of warrants which warrants are currently exercisable.)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8251% (Assumes conversion of all derivative securities owned by the Reporting Person into shares of Common Stock.)

14.	Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 3 supplements and amends the Schedule 13DA filed by Stuart Subotnick (the “Reporting Person”), on December 17, 2013 as amended by Amendment No. 1 thereto dated December 19, 2013 and as further amended by Amendment No. 2 thereto dated March 12, 2014 (as so amended, the “Schedule 13D”), in the following respects only (capitalized terms used herein shall have meanings ascribed to such terms in the Schedule 13D).

Item 1.	Security and Issuer
No Amendment.

Item 2.	Identity and Background
No Amendment.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the 13D is amended by adding the following:

The Reporting Person purchased with his personal funds 3,000,000 shares of the Issuer’s Common Stock directly from the Issuer on November 14, 2014.  On December 4, 2014, the Reporting Person loaned $30,000 of his personal funds to the Company in exchange for a convertible promissory note convertible into 3,000,000 shares of the Company’s Common Stock at $.01 per share and a warrant to purchase 3,000,000 shares of the Company’s common Stock at $.02 per share.

Item 4.	Purpose of Transaction
No Amendment

Item 5.	Interest in Securities of the Issuer

(a)                                 The Reporting Person beneficially owns 26,950,046 (Includes (i) 12,639,846 shares issuable upon conversion of two convertible promissory notes which promissory notes are currently exercisable and (ii) 3,000,000, 800,000, 102,000, 93,000, 90,000, 90,000 and 75,000 shares issuable upon exercise of warrants which warrants are currently exercisable.) shares of the Issuer’s common stock, $0.001 par value, which is equal to 6.8251% of such common stock assuming conversion of all derivative securities owned by the Reporting Person into shares of common stock.

(b)                                 Sole power to vote:  26,950,046 (Includes (i) 12,639,846 shares issuable upon conversion of two convertible promissory notes which promissory notes are currently exercisable and (ii) 3,000,000, 800,000, 102,000, 93,000, 90,000, 90,000 and 75,000 shares issuable upon exercise of warrants which warrants are currently exercisable.) shares; Shared Power to vote:  0; Sole Power to Dispose:  26,950,046 (Includes (i) 12,639,846 shares issuable upon conversion of two convertible promissory notes which promissory notes are currently exercisable and (ii) 3,000,000, 800,000, 102,000, 93,000, 90,000, 90,000 and 75,000 shares issuable upon exercise of warrants which warrants are currently exercisable.) shares; Shared Power to dispose:  0.

(c)                                  During the last 60 days, the Reporting Person effected the following transactions involving shares of the Issuer’s Common Stock:

(i)      On November 14, 2014, the Reporting Person purchased 3,000,000 shares of the Issuer’s Common Stock directly from the Issuer at a purchase price of $0.00652 per share;

(ii)     On December 2, 2014, the Reporting Person sold $34,500 in convertible debt to a third party in a private transaction.  The convertible debt is convertible into shares of the Issuer’s Common Stock at $.0261 per share.

(iii)    On December 4, 2014, the Reporting person acquired a convertible promissory note directly from the Issuer convertible into 3,000,000 shares of the Issuer’s common stock at $.01 per share and warrants to purchase 3,000,000 shares of the Issuer’s common stock at $.02 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No Amendment.

Item 7.	Material to be Filed as Exhibits
No Amendment.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014
Date
/s/ Stuart Subotnick
Signature
Stuart Subotnick
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).